UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant’s name into English)

Suite 2400, 333 Bay Street

Toronto, Ontario, Canada M5H 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

DeFi Technologies Inc. (the “Company”) received a notice dated March 5, 2026, from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days as of March 4, 2026 and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”) to maintain a minimum bid price of $1.00 per share. The Nasdaq notification letter has no immediate effect on the listing of the Company’s common shares on The Nasdaq Capital Market, and the common shares will continue to trade uninterrupted under the symbol “DEFT.”

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 1, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Rule. To regain compliance, the closing bid price of the Company’s common shares must be at least $1.00 per common share for a minimum of ten consecutive business days (though Nasdaq staff may, in their discretion, extend this to generally up to 20 consecutive business days). If at any time during the Compliance Period the closing bid price per share of the Company’s common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by September 1, 2026, the Company may be eligible for an additional 180-calendar-day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company is not eligible for the second compliance period or Nasdaq staff concludes that the Company will not be able to cure the deficiency during the second compliance period, Nasdaq will provide written notice to the Company that the Company’s common shares will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq’s determination to delist its common shares, but there can be no assurance that Nasdaq would grant the Company’s request for continued listing.

This information is being provided solely to comply with Nasdaq Listing Rules requiring public announcement of the Company’s receipt of the letter from Nasdaq.

The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider available options to regain compliance with the Minimum Bid Price Rule. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule, or will otherwise be in compliance with other Nasdaq Listing Rules.

On March 6, 2026, the Company issued a press release entitled “DeFi Technologies Receives Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency.” A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Cautionary note regarding forward-looking information:

This Report on Form 6-K and the Exhibit attached hereto contain “forward-looking information” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information includes, but is not limited to, future expectations, plans and prospects, statements regarding the potential availability of an additional compliance period and the Company’s intent to regain compliance under the Nasdaq Listing Rules, as well as any other statements regarding matters that are not historical facts. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to: the uncertainties related to market conditions; growth and development of decentralised finance and the digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties; the Company may not meet the continued listing requirement for market value of publicly held shares and other initial listing standards for The Nasdaq Capital Market that would be required to qualify for a second compliance period; the potential that Nasdaq concludes that the Company would not be able to cure the deficiency during any second compliance period; and other factors discussed in the “Risk Factors” section of the Company’s filings with securities regulators. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Any forward-looking information contained in this Report on Form 6-K and the Exhibit attached hereto speaks only as of the date hereof and thereof, and the Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated March 6, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DeFi Technologies Inc.

Date: March 6, 2026	By:	/s/ Paul Bozoki
Name: Paul Bozoki
Title: Chief Financial Officer